Mail Stop 6010
Via Facsimile and U.S. Mail

July 24, 2007

Mr. Terrance J. Bieker
Chief Executive Officer
PRA International, Inc.
12120 Sunset Hills Road, Suite 600
Reston, Virginia 20190

> **Re: PRA International, Inc.**
> **Form 10-K for fiscal year ended December 31, 2006**
> **File No. 000-51029**

Dear Mr. Bieker:

　　We have reviewed your May 10, 2007 response to our April 13, 2007 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Managements Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

1. Please refer to prior comment one. We continue to believe that you could improve your explanation of changes in direct costs as a percentage of service revenues. While you attribute the favorable variation in this percentage for 2005 to a "particularly high level of efficiency" that increased your operating margin "by approximately $2.4 million over our internal plans," you do not explain the factors that caused the unfavorable variation in 2006. It appears that each 1% increase in this percentage reduced your margin of service revenues over direct costs by $3 million, which represents approximately 10% of 2006 income from operations. Given the potential significance of variations in this percentage, we continue to believe that you should expand your explanation and quantification of the factors that caused your direct costs as a percentage of service revenues to fluctuate from

48.3% in 2004 to 46.3% in 2005 and to 50.9% in 2006   Please provide this information in a disclosure-type format.

Critical Accounting Policies and Estimates

Revenue Recognition, page 45

2. Your response to prior comment four does not adequately describe or quantify in a disclosure-type format the impact on future operating results of "reasonably likely" changes in estimates for direct costs. Please provide this information in a disclosure-type format.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant